April 28, 2006

Mail Stop 4561

Frank R. Evanshen
President
WordLogic Corporation
650 West Georgia Street, Suite 2400
Vancouver, British Columbia
Canada V6B 4N7

> **Re:** **WordLogic Corporation**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 13, 2006**
> **File No. 000-32865**

Dear Mr. Evanshen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis or Plan of Operation

Financial Condition and Results of Operations, page 12

1.   Please revise in future filings to discuss any known trends or events that are expected to impact your revenues or income from continuing operations and the

causes of any material changes in individual line items on the statements of operations. Refer to Item 303(b)(1) of Regulation S-B.

Consolidated Statements of Operations, page 17

2.   It is not appropriate to present stock-based compensation as a single line item in your statement of operations without indicating the breakout of the expense amongst the other expense categories presented. Please revise to allocate compensation expense between the appropriate expense categories and provide additional disclosure by 1) parenthetically noting the amount of stock-based compensation included in each expense line item, 2) parenthetically noting the amount of stock-based compensation that has been excluded from a particular expense line item, or 3) breaking out the stock-based compensation from other charges within a specific expense line item.

Notes to Consolidated Financial Statements

Note 4 – Notes Payable

Convertible Note Payable, page 25

3.   We note that the convertible promissory notes outstanding are convertible into shares of your company's common stock at a conversion price equal to 85% of the stock's market value on the date of advance. In this regard, the value of the shares due upon conversion is fixed at 117.65% of the face value of the notes. It appears that the debt instrument contains an embedded put option. Please tell us what consideration you gave to SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 of SFAS 133 when determining the proper accounting treatment for this feature in your convertible debt instrument. It appears that this falls under the provisions of SFAS 133 and not EITF 98-5.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief